

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 5, 2016

David A. Gust
Chief Executive Officer
ThrillCorp, Inc.
7830 W. Sand Lake Rd., Suite 500
Orlando, FL 32819

      Re: ThrillCorp, Inc.
             Amendment No. 3 to
             Offering Statement on Form 1-A
             Filed April 21, 2016
             File No. 024-10531

Dear Mr. Gust:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A

Offering Circular

Notes to Financial Statements

Note 6 – Commitments, page 48

1. We note your disclosure that the company has entered into an agreement with CrowdfundX in connection with marketing services. Please file this agreement as an exhibit or tell us why you are not required to do so. Please refer to Item 17(6) of Part III of Form 1-A.

2. Please describe to us the nature of any marketing services to be provided by CrowdfundX in connection with this offering, and the form of consideration to be paid to CrowdfundX for such services.

You may contact Amy Geddes at (202) 551-3304 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Sara Hanks, Esq.